UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
-----------------------------
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Applied Energetics, Inc.

(Name of Subject Company) (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $.001 Per Share

 (Title of class of securities)

462070103*

 (CUSIP number of class of securities)

Dana A. Marshall
Chief Executive Officer and President
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, AZ 85714
(520) 628-7415

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy To:

Robert J. Mittman, Esq.
Brad Shiffman, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 885-5000
Facsimile: (212) 885-5001

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)
$ 15,707.47	$0.62

(1)
Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 3,502,536 shares of common stock of Applied Energetics, Inc. having an aggregate value of $15,707.47 as of February 3, 2009, will be exchanged and cancelled pursuant to this offer.  The aggregate value of such options was calculated based on a Black-Scholes option pricing model.  The amount of the filing fee equals $39.30 per $1,000,000 of the transaction value and is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.  The amount of the transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

(2)	Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not applicable

Form or Registration No.  Not applicable.

Filing Party:  Not applicable.

Dated Filed:  Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.
☒           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

* Represents the CUSIP Number for the Common Stock underlying the options. There is no CUSIP Number for the options.

This Amendment No. 2 to the Schedule TO of Applied Energetics, Inc. (the “Company”) amends and supplements the Schedule TO filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on February 5, 2009, as amended on February 12, 2009 (the “Schedule TO”) relating to the Company’s offer to exchange certain outstanding stock options for new stock options.

Item 4 of the Schedule TO is amended to insert the following paragraph as the last paragraph of Item 4(a).

The offer made pursuant to the Schedule TO expired at 8:00 p.m. Eastern Time, March 6, 2009.  At the expiration of the offer, options to purchase 3,502,536 shares of the company’s common stock were eligible for exchange in the offer.  The Company accepted for exchange and cancelled eligible options to purchase an aggregate of 3,502,536 shares of the Company’s common stock on March 6, 2009.  Subject to the terms and conditions of the offer, on March 9, 2009, the Company granted new three-year options to purchase 1,751,269 shares of its common stock at $0.50 per share in exchange for the eligible options validly tendered and accepted for exchange and cancelled.

Item 4 of the Schedule TO is amended to insert the following paragraph as the last paragraph of Item 4(b).

The cancelled options referred to in the last paragraph of Item 4(b) included options previously granted to the officers and directors of the company as follows:

Name and Position with Company	Number of Shares Issuable Upon Exercise of Options	Exercise Price
Dana A. Marshall Chairman of the Board, Chief Executive Officer and President	200,000	$3.84

Kenneth M. Wallace Chief Financial Officer	100,000 200,000 120,000	$9.75 $7.20 $3.84

James M. Feigley Director	10,000	$2.22

James K. Harlan Director	10,000 62,500 50,000 50,000 50,000	$2.96 $4.25 $5.76 $7.20 $8.40

David C. Hurley Director	10,000 100,000 50,000 75,000 50,000	$2.96 $4.25 $5.76 $7.20 $8.40

James A. McDivitt	10,000 50,000 50,000 150,000	$2.96 $4.25 $7.20 $9.75

Included in the new options granted on March 9, 2009 were options to purchase: (i) 100,000 shares to Mr. Marshall, (ii) 210,000 shares to Mr. Wallace, (iii) 5,000 shares to Mr. Feigley, (iv) 111,250 shares to Mr. Harlan, (v) 142,500 shares to Mr. Hurley and (vi) 130,000 shares to Mr. McDivitt.

Item 12 of the Schedule TO is amended to refer to a new Exhibit (a)(11), a copy of which is filed with this Amendment to Schedule TO.

Item 12.                      Exhibits

(a)	(11)	Form of email communication dated March 9, 2009 to option holders who changed options in the Company’s Offer to Exchange Certain Options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED ENERGETICS, INC.

/s/ Kenneth M. Wallace
Kenneth M. Wallace Chief Financial Officer

Date:	March 10, 2009

INDEX TO EXHIBITS

Exhibit Number		Description
(a)	(11)	Form of email communication dated March 9, 2009 to option holders who exchanged options in the company’s offer to exchange certain